FILED BY ECLIPSE RESOURCES CORPORATION

FORM S-4 FILE NO. 333-227815

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: BLUE RIDGE MOUNTAIN RESOURCES, INC.

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

The following is a transcript of Eclipse Resources Corporation’s third quarter 2018 earnings call which took place on November 1, 2018.

CORPORATE PARTICIPANTS

Douglas Kris

Vice President-Investor Relations, Eclipse Resources Corporation

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

Oleg Tolmachev

Chief Operating Officer & Executive Vice President, Eclipse Resources Corporation

MANAGEMENT DISCUSSION SECTION

Operator

Greetings and welcome to the Eclipse Resources Third Quarter 2018 Conference Call. At this time, all participants are in a listen-only mode. As a reminder, this conference is being recorded.

It’s now my pleasure to introduce your host, Douglas Kris, Head of Investor Relations for Eclipse Resources. Please go ahead, sir.

Douglas Kris

Vice President-Investor Relations, Eclipse Resources Corporation

Good morning, and thank you for joining us for the Eclipse Resources Third Quarter 2018 Earnings Conference Call. With me today are Benjamin Hulburt, Chairman, President and Chief Executive Officer; Oleg Tolmachev, Chief Operating Officer; and Matthew DeNezza, Chief Financial Officer. If you have not received a copy of last night’s press release regarding our third quarter 2018 financial and operating results, you can find a copy on our website at www.eclipseresources.com. Today, we will spend a few moments going through our operational and financial highlights of the quarter.

Before we start our comments, I would like to point out our disclosures regarding cautionary statements in our press release, and remind you that during this call, Eclipse management will make forward-looking statements. Such statements are based on our current judgments regarding factors that will impact the future performance of Eclipse Resources and are subject to a number of risks and uncertainties, many of which are beyond Eclipse Resources’ control. Actual outcomes and results can materially differ from what is expressed, implied or forecast in such statements. Information concerning these risk factors can also be found in the company’s filings with the SEC. In addition, during this call, we do make reference to certain non-GAAP financial measures. Reconciliation to applicable GAAP measures can be found in our earnings release.

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

In connection with our pending merger with Blue Ridge Mountain Resources, we note that on October 12, 2018, Eclipse Resources filed with the Securities and Exchange Commission a registration statement on Form S-4 and a joint proxy statement. These and other documents filed by Eclipse Resources with the SEC may be obtained through the SEC’s EDGAR system. You should review such materials filed with the SEC carefully, as they include important information regarding the proposed transaction. This communication does not constitute an offer to sell or an offer of a solicitation of an offer to buy any securities or a solicitation of any vote approval. We will file our 10-Q shortly and which will be accessible through our website or the SEC’s EDGAR system.

I will now turn the call over to Benjamin Hulburt, our Chairman, President, and Chief Executive Officer.

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

Thank you, Doug. And thank you to everyone for listening to our call today. Before discussing this quarter’s results, I would like to provide a brief update on our merger with Blue Ridge Mountain Resources. As I hope you can understand, given the pending merger, we will be keeping our comments brief and to the point, and restrictions around our ability to comment on the deal and the process means that we will not be taking any questions on this call.

Both companies are continuing to make significant progress on a number of items related to the transaction and the process is proceeding as planned. Additionally, we are pleased to announce that the proposed increase in the revolving credit facility to $375 million from $225 million has received nonbinding commitments supporting the increase and extending the maturity of the credit facility to five years from the closing date, subject to documentation and merger closing.

Eclipse Resources has filed its Form S-4 registration statement to register the offer and sale of company common stock as consideration in the transaction with the Securities and Exchange Commission and continues to anticipate the closing of the transaction during the fourth quarter of 2018.

Earlier this week, Blue Ridge Mountain Resources provided updated guidance for the full year of 2018. For the fourth quarter of 2018, Blue Ridge is expecting to produce approximately 187 million to 212 million cubic feet equivalent per day and achieve an EBITDAX of approximately $30 million to $40 million.

Assuming they are able to achieve these forecasts and utilizing our implied fourth quarter guidance, the pro forma merged company would be expected to have combined production of approximately 560 million to 600 million cubic feet equivalent per day and EBITDAX of approximately $100 million to $115 million in the fourth quarter of this year, excluding any potential cost benefits from synergies post-merger.

Switching back to the Eclipse standalone company results, for the third quarter, I am pleased to announce that we have again exceeded our internal and consensus expectations. I am extremely proud of the team that has remained highly focused on lowering cost to enhance returns while operating within our capital budget and maintaining a strong liquidity position.

During the third quarter of 2018, our average daily production was approximately 346 million cubic feet equivalent per day. More importantly, our revenue was a company record at $130.1 million, a 42% increase over 2017. And our adjusted EBITDAX grew to over $66.8 million for the quarter, a 46% increase over 2017. These records again reflect our strategic decision to focus activity on the liquids portion of our acreage, which now accounts for approximately 48% of our overall revenue mix.

Additionally, on the expense side, our per unit cash production costs, including firm transportation expense, was $1.46 per Mcfe, which showed incremental improvement over the second quarter of 2018. I am pleased to report that all of these financial metrics were better than analyst consensus expectations.

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

During the third quarter of 2018, the company drilled six wells with an average lateral length of approximately 14,500 feet. On the completion side, we completed 14 wells, which includes six condensate and eight dry gas wells, with completion costs running at to slightly below our AFEs, while averaging approximately 5.1 stages per day.

While we continue to focus on innovation and enhancing our rates of return on our wells, we have not seen any meaningful service cost inflation in the Appalachian Basin to-date. In fact, as we look forward, we see substantial future reductions in completion costs, which could our AFEs on the order of approximately 5% to 10% through the remainder of this year and into 2019.

Additionally, during the third quarter, we turned to sales 13 gross, 6.8 net wells to sales, which consisted of 40 Utica dry gas wells and 8 Utica condensate wells and our first operated Flat Castle well, the Painter 2H, in Northern Pennsylvania.

Moving to the Flat Castle project in Pennsylvania, we continue to be excited for the potential of this area, and are pleased with the strong initial production results that have been achieved. After initial cleanup, the well’s production quickly achieved our target rate of approximately 32 million cubic feet per day, which was expected to continue for an initial flat period of approximately 30 days. The well’s production continued at this level after reaching the 30-day period, which is encouraging to us, and we will be continuing to monitor this well’s performance closely.

In our Southeast Ohio Utica Shale dry gas project area, our four-well Yellow Rose pad began flowing to sales during the third quarter, and reached a combined target rate of approximately 170 million cubic feet per day, with two of these wells producing slightly over 50 million cubic feet per day, each.

We continue to remain pleased with the performance of the Marcellus wells in our stacked pay area in Eastern Monroe County, Ohio. Since coming online in January of this year, the two Marcellus wells drilled on the David Stalder pad have continued to significantly outperform expectations, and are on track to exceed our previously issued type curve EUR for this area, further de-risking the acreage.

In addition, our recent round of Guernsey County condensate Utica wells have turned to sales at or above expectations from initial gas rates and more importantly condensate yields, allowing Eclipse to remain one of the highest liquid concentrated producers in the basin with approximately 48% of our revenue derived from liquids production.

Overall, I remain thoroughly pleased with this team and their push to innovate in order to enhance the value of our asset base and our company. We have shown our ability to continue to outperform the goals we set for ourselves and anticipate that this will continue as we move forward through the remainder of the year.

With that, I’ll turn the call over to Matt.

Matthew R. DeNezza

Chief Financial Officer & Executive Vice President, Eclipse Resources Corporation

Thanks, Ben. Over the last quarter, we continued to achieve strong results in almost every area of our business. Revenue for the third quarter was over $130 million and our adjusted EBITDAX was approximately $67 million, both of which were records for the company.

During the third quarter, our all-in realized price was $3.99 per Mcfe before the impact of cash settled derivatives and firm transportation. Our natural gas price differential before transportation expense was negative $0.04 per Mcf. This strong differential was driven by better in-basin pricing dynamics as well as due to our ability to sell gas into underutilized firm transportation assets owned by others at prices which were at a substantial premium to in- basin benchmarks. This capacity was available on numerous pipes, including on the Rex and Rover pipelines as well as on Leach XPress.

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

Our Rover capacity began in June, and we’ve been able to fill this capacity since day one. As we have moved through the second half of the year and brought wells online, we have quickly grown through this capacity and are selling incremental production in-basin and to those with excess firm, where we continue to see strong netbacks.

During the quarter, we achieved a decrease in third quarter operating expenses versus our second quarter numbers while at the same time experiencing the benefits of better pricing at the Gulf and Dawn Hubs, where our Rover production is flowing. Our per unit cash production costs for the third quarter were $1.46 per Mcfe, which included $0.48 per Mcfe in firm transportation expense. These attractive cost levels were achieved with fewer than anticipated workover costs and a continued focus on managing well level lease operating expenses.

As we move through the fourth quarter and beyond, our transportation expense will begin to decline as our incremental production will continue to flow to in-basin markets or to others’ unutilized firm capacity.

Our realized oil price during the third quarter was $63.24 per barrel, which implies a negative $6.45 differential to WTI and is inclusive of all transportation expenses. This differential is consistent with prior quarters, and we expect it to continue over the remainder of the year. As we look at our NGL sales during the third quarter, we realized a $27.66 per barrel NGL price, equating to 40% of WTI. This was in line with our expectations and strong relative to recent years for in-basin summer pricing. We look forward to continued strength in NGL prices as seasonal demand is anticipated to improve during the coming winter months.

For the third quarter, our $63.2 million of capital expenditures consisted predominantly of $56.9 million in drilling and completion capital, $2.6 million of midstream expenditures, and $3.8 million in land related capital. These figures also include capital reimbursement that relate to our drilling joint venture with Sequel.

Turning to the balance sheet, our strong operating performance and EBITDAX allowed us to end the quarter at a debt-to-LTM EBITDAX of 2.6 times and with $99 million of liquidity. As we consider our current and anticipated liquidity position and our capital plans, we are comfortable that Eclipse remains well positioned to fund its drilling program with cash flow from operations and our revolver, and generate an attractive level of production and cash flow growth.

As Ben mentioned, we are pleased with the significant interest in our pro forma company revolver process and the overall increase in borrowing capacity and strengthening in terms achieved during this process. This revolver will provide the base funding for the combined company’s growth in 2019 as it works to become cash flow positive by the end of the year.

On that note, Ben will wrap up our prepared remarks.

Benjamin W. Hulburt

Chairman, President & Chief Executive Officer, Eclipse Resources Corporation

Thank you, Matt. We continue to believe we are well positioned with a superior asset base, but, perhaps, even more importantly, we have built an operating platform that has the ability to deploy cutting-edge techniques and leverages a culture of innovation to exploit opportunities that might be otherwise overlooked. The high degree of focus we have embraced on full-cycle corporate-level returns aligns our interests with shareholders as we have remained prudent with our spend and thoughtful stewards of capital. I’m extremely proud of this team and the many accomplishments they have achieved. We thank everyone for joining us today. This concludes our call.

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

Operator

Thank you. That does conclude today’s teleconference. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

*****

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Eclipse Resources Corporation (“Eclipse Resources”) and Blue Ridge Mountain Resources, Inc. (“Blue Ridge”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Eclipse Resources filed with the SEC a registration statement on Form S-4 on October 12, 2018 that includes a preliminary consent solicitation statement of Blue Ridge and a preliminary information statement of Eclipse Resources and that also constitutes a preliminary prospectus of Eclipse Resources. Eclipse Resources will also file other documents with the SEC regarding the Transaction, including the definitive consent solicitation statement/information statement/prospectus. The information in the preliminary consent solicitation statement/information statement/prospectus is not complete and may be changed. The definitive consent solicitation statement/information statement/prospectus will be sent to the stockholders of Eclipse Resources and Blue Ridge. This document is not a substitute for the registration statement and preliminary consent solicitation statement/information statement/prospectus filed with the SEC, including any amendments or supplements thereto, or any other documents that Eclipse Resources may file with the SEC or that Eclipse Resources or Blue Ridge may send to stockholders of Eclipse Resources or Blue Ridge in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF ECLIPSE RESOURCES AND BLUE RIDGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS, THE DEFINITIVE CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the registration statement and the preliminary consent solicitation statement/information statement/prospectus and all other documents filed or that will be filed with the SEC by Eclipse Resources through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Eclipse Resources will be made available free of charge on Eclipse Resources’ website at www.eclipseresources.com or by contacting Eclipse Resources’ Investor Relations Department by phone at 814-325-2059.

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

Participants in Solicitation

Eclipse Resources, Blue Ridge and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of consents from the holders of Blue Ridge’s common stock in respect to the Transaction.

Information regarding Eclipse Resources’ directors and executive officers is contained in Eclipse Resources’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Blue Ridge’s directors and executive officers is contained in the preliminary consent solicitation statement/information statement/prospectus and other relevant materials filed with the SEC. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Eclipse Resources’ website at www.eclipseresources.com.

Investors may obtain additional information regarding the interests of those persons who may be deemed participants in the Transaction by reading the preliminary consent solicitation statement/information statement/prospectus, the definitive consent solicitation statement/information statement/prospectus when it becomes available, and other relevant documents filed with the SEC regarding the Transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements and Cautionary Statements

This foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included in the foregoing, regarding, among other things, strategy, future operations, financial position, estimated revenues and income/losses, projected costs and capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “plan,” “endeavor,” “will,” “would,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Eclipse Resources’ and Blue Ridge’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in the consent solicitation statement/information statement/prospectus and under Item 1A. Risk Factors in Eclipse Resources’ Annual Report on Form 10-K filed with the Securities Exchange Commission on March 2, 2018 (the “2017 Annual Report”) and in Eclipse Resources’ Quarterly Reports on Form 10-Q.

With respect to the proposed Transaction described herein, forward-looking statements may include, but are not limited to, statements regarding the expected timing and likelihood of the completion of the Transaction; the timing, receipt and anticipated terms and conditions of any required governmental and regulatory approvals for the Transaction; the ability to complete the Transaction considering the various closing conditions, including approval by Blue Ridge’s stockholders; pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, cost savings, opportunities and anticipated future performance; the benefits of the Transaction and its impact on the combined company’s business, operations, assets, results of operations, liquidity and financial position; and any statements of assumptions underlying any of the foregoing. In addition, forward-looking statements may include statements about business strategy; reserves and potential resources; general economic conditions; financial strategy, liquidity and capital required for developing properties and timing related thereto; realized natural gas, natural gas liquids and oil prices; timing and amount of future production of natural gas, natural gas liquids and oil; hedging strategy and results; future drilling plans; competition and government regulations, including those related to hydraulic fracturing; the anticipated benefits under

November 1, 2018: Eclipse Resources Corporation Third Quarter 2018 Earnings Call

commercial agreements; marketing of natural gas, natural gas liquids and oil; leasehold and business acquisitions; the costs, terms and availability of gathering, processing, fractionation and other midstream services; the costs, terms and availability of downstream transportation services; general economic conditions; credit markets; uncertainty regarding future operating results, including initial production rates and liquid yields in type curve areas; and plans, objectives, expectations and intentions contained herein that are not historical, including, without limitation, the guidance set forth herein.

Eclipse Resources and Blue Ridge caution you that the forward-looking statements pertaining to the proposed Transaction described herein are subject to risks and uncertainties related to the benefits from, or completion of, the proposed Transaction, including, without limitation, failure to satisfy any of the conditions precedent to the proposed Transaction (including the possibility that stockholders of Blue Ridge may not approve the Transaction), disruption of management time from ongoing business operations due to the Transaction, adverse effects on the market price of the common stock of Eclipse Resources or Blue Ridge and on either company’s operating results because of a failure to complete the proposed Transaction or because of any announcements related to the Transaction, adverse effects on the ability of Eclipse Resources and Blue Ridge to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, failure to realize the expected benefits of the proposed Transaction, negative effects of announcement or consummation of the proposed Transaction on the market price of the common stock of Eclipse Resources or Blue Ridge, and significant transaction costs, unknown liabilities and/or unanticipated expenses such as litigation expenses. In addition, if and when the proposed Transaction is consummated, there will be risks and uncertainties related to the combined company’s ability to successfully integrate the operations of Eclipse Resources and Blue Ridge, including the risk that the combined company may not operate as effectively and efficiently as expected, may be unable to achieve synergies or may take longer than expected to achieve synergies. In addition, all forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Eclipse Resources and Blue Ridge, incident to the exploration for and development, production, gathering and sale of natural gas, natural gas liquids and oil. These risks include, but are not limited to, legal and environmental risks, drilling and other operating risks, regulatory changes, commodity price volatility and declines in the price of natural gas, natural gas liquids and oil, inflation, lack of availability of drilling, production and processing equipment and services, counterparty credit risk, the uncertainty inherent in estimating natural gas, natural gas liquids and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described in the consent solicitation statement/information statement/prospectus and under Item 1A. Risk Factors in the 2017 Annual Report and in Eclipse Resources’ Quarterly Reports on Form 10-Q.

All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by this cautionary statement and are based on assumptions that Eclipse Resources or Blue Ridge believes to be reasonable but that may not prove to be accurate. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Eclipse Resources, Blue Ridge or persons acting on their behalf may issue. Except as otherwise required by applicable law, Eclipse Resources and Blue Ridge disclaim any duty to update any forward-looking statements to reflect new information or events or circumstances after the date of the statements described herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements were made.